SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Disposal of Treasury Stock

Total number of shares to be disposed (shares)		Common stock	16,645
		Preferred stock	—

Estimated aggregate disposal price (Won)		Common stock	700,754,500
		Preferred stock	—

Disposal period		Beginning period	March 30, 2007
		Ending period	March 30, 2007

Purpose of disposal			To make long-term incentive payments to directors

Securities brokerage firm			Disposal in the over-the-counter market

Details of treasury stock before disposal	Direct holdings (shares)	Common stock	70,273,052	Ratio (%)	25.13
		Preferred stock	—	Ratio (%)	—
	Holdings through trust contract (shares)	Common stock	1,259,170	Ratio (%)	0.45
		Preferred stock	—	Ratio (%)	—

Date of board resolution			March 29, 2007

Attendance of outside directors		Present (no.)
Absent (no.)

Attendance of auditors			Present

Other relevant matters			Estimated aggregate disposal price above was calculated based on the closing price of our common stock one day prior to the date of board resolution, which was Won 42,100 per share

Details of holdings before disposal

As of March 29, 2007	(Unit: KRW million, share, %)

Type of shares	Direct holdings (A)			Holdings through trust contract (B)			Total (A + B)
	Number of shares	Ratio	Amount	Number of shares	Ratio	Amount	Number of shares	Ratio	Amount
Common stock	70,273,052	25.13	3,733,861	1,259,170	0.45	100,000	71,532,222	25.58	3,833,861
Total	70,273,052	25.13	3,733,861	1,259,170	0.45	100,000	71,532,222	25.58	3,833,861

Details of holdings after disposal

March 30, 2007	(Unit: KRW million, share, %)

Type of shares	Direct holdings (A)			Holdings through trust contract (B)			Total (A + B)
	Number of shares	Ratio	Amount	Number of shares	Ratio	Amount	Number of shares	Ratio	Amount
Registered common stock	70,256,407	25.13	3,732,977	1,259,170	0.45	100,000	71,515,777	25.58	3,832,977
Total	70,256,407	25.13	3,732,977	1,259,170	0.45	100,000	71,515,777	25.58	3,832,977

Acquisition of Korea First Data System

Korea First Data System: Specialized system integration (“SI”) firm which provides IT outsourcing service to SC First Bank and provides system integration solutions to other financial institutions. Purpose of acquisition: To strengthen business capability in the financial SI and IT outsourcing sectors.

Acquisition date: March 30, 2007

Acquired shares: 400,000 common shares (100% interest)

Acquisition amount: KRW 10.4 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 30, 2007
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director